Exhibit (a)(xvi)

NEWS RELEASE

FOR IMMEDIATE RELEASE

DATE:    May 1, 2014

MEDIA CONTACT:	Dan Lombardo, Inland American Real Estate Trust, Inc.
630-586-6314 or dan.lombardo@inlandgroup.com

Inland American Real Estate Trust, Inc. Announces Final Results of its Modified

Dutch Auction Tender Offer

Oak Brook, Ill. May 1, 2014 — Inland American Real Estate Trust, Inc. (the “Company”) today announced the final results of its modified “Dutch Auction” tender offer for the purchase of up to $350 million in value of shares of its common stock (the “Offer”), which expired at 5:00 p.m., Eastern Time, on April 25, 2014.

The Company has accepted for purchase 60,665,233.238 shares of its common stock at a purchase price (without brokerage commissions) of $6.50 per share, for an aggregate cost of approximately $394.3 million, excluding fees and expenses relating to the Offer and paid by the Company. The tendering stockholders also received monthly distributions in respect of their shares during the time they were stockholders. The 60,665,233.238 shares accepted for purchase in the Offer represent approximately 6.61% of the Company’s currently issued and outstanding shares of common stock. Tendering stockholders are not entitled to any distributions with a record date after the expiration date of the Offer.

Based on the final count by DST Systems, Inc. (“DST”), the paying agent and the depositary for the Offer, a total of 60,665,233.238 shares of the Company’s common stock were properly tendered and not properly withdrawn at or below the final purchase price of $6.50 per share.

In accordance with rules promulgated by the Securities and Exchange Commission (“SEC”), the Company had the option to increase the number of shares accepted for payment in the Offer by up to 2% of the outstanding shares without amending or extending the Offer. To avoid any proration to the stockholders that tendered shares, the Company decided to increase the number of shares accepted for payment in the Offer.

The paying agent, DST, will promptly issue payment for shares validly tendered and accepted for purchase in accordance with the terms and conditions of the Offer. Shares tendered and not accepted for purchase will be returned promptly to stockholders. As a result of the settlement of the Offer, the Company has approximately 856,488,970.548 shares outstanding.

“We believed this tender offer provided the immediate liquidity needed by some of our stockholders, while still balancing the Company’s ability to execute on its long-term strategy,” said Tom McGuinness, president of Inland American Real Estate Trust, Inc. “We believe our long-term strategy will increase the value of our stock in the future to the benefit of the stockholders that maintained their position in Inland American.”

NEWS RELEASE

Important Notice

This press release is a summary provided for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other materials filed by the Company with the SEC at the SEC’s website at www.sec.gov.

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About Inland American Real Estate Trust, Inc.

Inland American Real Estate Trust, Inc. focuses on acquiring and developing a diversified portfolio of commercial real estate located in the United States. The company also invests in joint ventures, development projects, real estate loans and marketable securities. As of December 31, 2013 Inland American owned 277 properties, representing approximately 24 million square feet of retail, industrial and office properties, 8,290 student housing beds and 19,337 hotel rooms. For further information regarding Inland American, please refer to the company website at www.inlandamerican.com.

Forward-Looking Statements

Certain statements and assumptions in this press release contain or are based upon “forward-looking” information. When we use the words “will,” may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, including the fulfillment of conditions to the Offer, many of which are outside of the Company’s control, which could cause actual results to differ materially from those expressed in or implied by the content of this document. Forward-looking statements made in this press release are made only as of the date of their initial publication and neither party undertakes an obligation to publicly update any of these forward-looking statements as actual events unfold. We describe risks, uncertainties and assumptions that could affect the outcome or results of operations in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013.